UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Limited – Cancellation of Treasury Shares

Hamilton, Bermuda, December 20, 2023 – The Board of Directors of Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) has resolved to cancel the 5,817,579 treasury shares acquired under the share repurchase program announced by the Company on September 12, 2023, with effect as of today. Such treasury shares represent all shares acquired under the September share repurchase program, and following this cancellation, the Company will have 74,048,962 issued shares.

When taking into account the shares acquired through December 19, 2023, pursuant to the share repurchase program announced by the Company on December 14, 2023, 128,000 shares are held by the Company, equal to approximately 0.17% of the issued shares and votes in the Company.

This information is subject of the disclosure requirements pursuant to sections 4-2 and 5-12 of the Norwegian Securities Trading Act.

Contact Information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: December 20, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.